Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED AUGUST 31, 2011

The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc. for the three- and nine-month periods ended August 31, 2011, compared to the three- and nine-month periods ended August 31, 2010. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “us”, “our” or similar terms refer to Theratechnologies Inc. and its consolidated subsidiaries. This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. The unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at August 31, 2011, as well as the MD&A and audited consolidated financial statements including the related notes thereto as at November 30, 2010. The interim consolidated financial statements for the three- and nine-month periods ended August 31, 2010 have not been reviewed by our auditors. Unless specified otherwise, all amounts are in Canadian dollars.

Business Overview

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor (GRF) peptides.

Our first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration (FDA) in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. Following the FDA approval, we requested that our third-party suppliers increase their manufacturing activities in order to support anticipated sales. EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. EMD Serono launched EGRIFTA® on January 10, 2011 and we received our first royalties in the second quarter of 2011. The initial royalty payment received was based on EGRIFTA® sales from January to March 31, 2011.

Our principal objectives for 2011 are: to maximize the global commercial value of EGRIFTA® by working closely with our commercial partners in order to submit regulatory filings, to launch a Phase 2 clinical program evaluating the potential of tesamorelin for the treatment of muscle wasting associated with COPD, which occurred in September 2011, and to solidify our position as a leader in the field of novel GRF products by discovering and developing new therapeutic GRF analogs.

During the first quarter of 2011, we concluded two distribution and licensing agreements for tesamorelin outside of the United States. We signed a distribution and licensing agreement with an affiliate of Sanofi in December 2010, granting them exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East. Sanofi subsequently filed for regulatory approvals of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients in Israel on July 5, 2011, in Brazil on August 31, 2011, and in Argentina on September 1, 2011. The second agreement was signed in February 2011 with Ferrer Internacional S.A. (“Ferrer”) granting them exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries. On June 6, 2011, Ferrer filed a Marketing Authorization Application (MAA) with the European Medicines Agency (EMA) for tesamorelin proposed for the treatment of excess abdominal fat in adult HIV-infected patients with lipodystrophy. The MAA was accepted for review by the EMA on June 27, 2011. If approved, tesamorelin will receive marketing authorization for the 27 European Union member countries as well as for Iceland, Liechtenstein and Norway.

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

On February 22, 2011, we announced a new clinical program evaluating tesamorelin in muscle wasting associated with chronic obstructive pulmonary disease (“COPD”). The Phase 2 study will evaluate two different doses using a new formulation. The study was launched on September 6, 2011 and results are expected before the end of 2012.

On October 6, 2011, we announced the discovery of a new GRF peptide with similar potency and efficacy to tesamorelin. The new peptide may be suitable for the treatment of a broader range of medical indications and methods of administration than tesamorelin. We are undertaking preclinical feasibility studies to explore this new GRF’s potential.

Also on February 22, 2011, we announced the filing of a preliminary prospectus in order to raise funds with the intention of listing our common shares on the NASDAQ stock exchange in the United States. The offering was subsequently withdrawn due to an offering price that was not acceptable to us. Despite the withdrawal of the share offering, we proceeded with the listing of our shares on NASDAQ and our stock began trading on the NASDAQ exchange on June 16, 2011 under the symbol “THER”.

Following a re-evaluation of our R&D business model, we announced a restructuring on June 2, 2011, aimed at relying more on external partners in both the private and public sectors to bring our R&D projects forward. The restructuring led to a workforce reduction of 25%, affecting 24 of our 95 employees. We estimate that this restructuring will increase our flexibility as we pursue our R&D objectives while resulting in a net reduction in payroll expenses of approximately $284,000 for fiscal 2011 and a reduction of approximately $2.5 million for fiscal 2012.

On June 20, 2011, we announced the filing of a New Drug Submission (NDS) with the Therapeutic Products Directorate of Health Canada for EGRIFTA® (tesamorelin for injection). The NDS was accepted for review on August 16, 2011.

Revenues

Consolidated revenues for the three-month period ended August 31, 2011 amounted to $3,517,000 compared to $1,717,000 for the same period in 2010, an increase of 105%. Revenues in 2011 include revenues generated from the sales of EGRIFTA® to EMD Serono for re-sale and royalties received from EMD Serono on U.S. sales to customers. There were no product sales or royalties received in the third quarter of 2010.

Under the terms of our agreement, we supply EGRIFTA® to EMD Serono for resale. The revenues generated from these sales amounted to $1,878,000 in the three-month period and $5,681,000 in the nine-month period ended August 31, 2011.

Royalties on sales are paid quarterly in arrears based on the calendar year. In the three-month period ended August 31, 2011, we received royalty and license fees revenues of $569,000 for the selling period from April 1, 2011 to June 30, 2011. In the nine-month period ended August 31, 2011, we received royalty revenues of $772,000 for the selling period from January 1, 2011 to June 30, 2011. Royalty revenues grew throughout the period, due to an increase in the prescription base, which includes both new and renewed prescriptions.

Revenues also include the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono. For the three-month period ended August 31, 2011, an amount of $1,070,000 ($1,711,000 for the same period in 2010) was recognized as revenue related to this transaction. For the nine-month period ended August 31, 2011, an amount of $4,065,000 ($5,134,000 in 2010) was recognized as revenue. Decreases in the amortization amounts for the current year reflect a change in the service period attributed to the initial payment. Prior to the second quarter of 2011, the initial payment was to be fully amortized by year end 2012. However, the addition of some further development work has caused us to extend the service period to year end 2013. At August 31, 2011, the remaining deferred revenues related to this transaction recorded on the statement of financial position amounted to $9,627,000.

Consolidated revenues for the nine-month period ended August 31, 2011 amounted to $10,518,000 compared to $5,151,000 for the same period in 2010, an increase of 104%. Higher revenues in 2011 are due to the inclusion of nine months of product sales and six months of royalties, tempered by the adjustment to the rate of amortization applied to the initial payment in the three-month periods ended May 31, 2011 and August 31, 2011, as described in the previous paragraph.

Cost of Sales

For the three- and nine-month periods ended August 31, 2011, the cost of sales of EGRIFTA® totaled $1,971,000 and $7,128,000 respectively. Product sales are expected to become profitable when our old inventory is depleted, which is expected in 2012, and when the costs associated with validating additional suppliers are behind us. Cost of sales is detailed in note 6 “Cost of sales” of our consolidated financial statements for the nine-month periods ended August 31, 2011 and 2010.

Cost of sales of EGRIFTA® for the three-month period ended August 31, 2010 was $120,000. There were no costs related to the production of EGRIFTA® prior to that, as we only began building inventories through our third-party suppliers during the third quarter of 2010, in anticipation of the launch of EGRIFTA® in the United States.

R&D Expenses

Research and development (“R&D”) expenses, net of tax credits, totaled $2,907,000 for the three-month period ended August 31, 2011 and $8,972,000 for the nine-month period compared to $2,591,000 and $10,892,000 for the same periods in 2010. R&D expenses incurred in the current year are related to the preparation for the Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, which was launched on September 6, 2011, to the work on a new formulation and a new presentation of EGRIFTA® and to the development of novel GRF peptides. R&D expenses also include the cost of filing for regulatory approval of EGRIFTA® in Canada, all regulatory and clinical activities to support our three commercial partners, and follow-up on post-approval commitments made to the FDA. R&D expenses incurred in 2010 were mainly related to the pursuit of the regulatory filing for EGRIFTA® with the FDA.

Selling and Market Development Expenses

Selling and market development expenses amounted to $443,000 for the three-month period ended August 31, 2011 and $1,489,000 for the nine-month period, compared to $524,000 and $1,909,000 for the same periods in 2010, decreases of 15% and 22%, respectively. The decreases result primarily from the execution of distribution and licensing agreements with Sanofi and Ferrer in the first quarter of 2011, which transferred responsibility for all marketing expenses to the licensees. Selling and market development expenses continue to include activities associated with the management of the agreements with our three commercial partners.

General and Administrative Expenses

General and administrative expenses amounted to $2,124,000 for the three-month period ended August 31, 2011 compared to $2,262,000 for the same period in 2010. Expenses incurred in the three-month period ended August 31, 2011 include costs related to the change in leadership of the Company and the costs of the listing of our shares on NASDAQ. Expenses for the same period in the prior year include professional fees related to the recruitment of a new president and chief executive officer as well as expenses related to stock-based compensation. (The comparable stock-based compensation expenses for 2011 were incurred in the first quarter of 2011.)

General and administrative expenses amounted to $9,034,000 for the nine-month period ended August 31, 2011 compared to $5,966,000 for the same period in 2010. Expenses in the nine-month period ended August 31, 2011 also include $1,881,000 in costs associated with the planned public offering of shares.

Restructuring Costs

Following a re-evaluation of our R&D business model, we announced a restructuring on June 2, 2011, aimed at relying more on external partners in both the private and public sectors in order to bring our R&D projects forward. The restructuring led to a workforce reduction of 25% affecting 24 of our 95 employees. As a result, we incurred restructuring costs of $716,000 in the third quarter of 2011. The restructuring will result in a reduction in payroll expenses of approximately $1,000,000 for fiscal 2011, for a net saving of approximately $284,000. For 2012, the related reduction in payroll expenses will be of approximately $2,500,000.

Net Finance Income

Finance income for the three- and nine-month periods ended August 31, 2011 was $455,000 and $1,282,000 respectively, compared to $435,000 and $1,522,000 for the same periods in 2010. The three-month finance income in 2011 exceeded that of the prior-year period due to a gain on the sale of bonds. However, interest revenues for 2011 are generally lower than 2010 due to a gradual decline in the portfolio size as investments are liquidated to fund operations and to lower yields during the period.

Finance costs for the three- and nine-month periods ended August 31, 2011 were $12,000 and $601,000 respectively, compared to $12,000 and $155,000 for the same periods in 2010. The finance costs in the nine-month period of 2011 include a foreign exchange loss of $550,000 incurred in the first quarter, upon receipt of a US$25,000,000 milestone payment from EMD Serono. The milestone payment had originally been converted into the functional currency of the Company at a more favorable exchange rate in effect at the November 30, 2010 fiscal year-end resulting in an exchange gain of $635,000.

Net Results

Taking into account the revenues and expenses described above, we recorded a net loss of $4,170,000, or $0.07 per share, in the three-month period ended August 31, 2011 compared to a net loss of $3,357,000, or $0.06 per share, for the same period in 2010. For the nine-month period, net loss was $16,043,000 ($0.26 per share) in 2011 compared to $12,369,000 ($0.20 per share) for the same period in 2010.

Net loss for the three-month period ended August 31, 2011 decreased by 30% compared to the first and second quarters of 2011.

Financial Position

At August 31, 2011, liquidities, which include cash and bonds, amounted to $39,355,000 and tax credits and grants receivable amounted to $754,000, for a total of $40,109,000.

Taking into account the revenues and expenses described above, for the three- and nine-month periods ended August 31, 2011, use of cash from operating activities was $9,175,000 and $24,896,000 respectively, compared to $5,827,000 and $18,601,000 for the same periods in 2010. The uses of cash in the three- and nine-month periods ended August 31, 2011 include increases in inventory levels of $2,748,000 and $6,560,000, respectively, as well as increases in trade and other receivables related to product sales of $788,000 and $2,271,000, respectively.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

	2011				2010		2009

(In thousands of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sale of goods	$1,878	$2,005	$1,798	—	—	—	—	—
Upfront and milestone payments	$1,070	$1,284	$1,711	$26,711	$1,711	$1,712	$1,711	$1,711
Royalties	$569	$194	$9	$6	$6	$5	$6	$7

Revenues	$3,517	$3,483	$3,518	$26,717	$1,717	$1,717	$1,717	$1,718
Net (loss) profit	$(4,170)	$(5,941)	$(5,932)	$21,299	$(3,357)	$(4,771)	$(4,241)	$(4,654)
Basic and diluted (loss) earnings per share	$(0.07)	$(0.10)	$(0.10)	$0.35	$(0.06)	$(0.08)	$(0.07)	$(0.08)

As described above, higher revenues in the first nine months of 2011 include sales of EGRIFTA® to EMD Serono for resale. The second and third quarter of 2011 revenues include royalties received from EMD Serono on U.S. sales of EGRIFTA® from product launch to June 30, 2011. Revenues also include the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono. Decreases in the amortization amounts for the current year reflect a change in the service period attributed to the initial payment.

Higher revenues in the fourth quarter of 2010 are related to the receipt of a milestone payment of $25,000,000 from EMD Serono following the marketing approval of EGRIFTA® by the FDA.

Upcoming changes in accounting policies

(a)	Amendments to existing standards:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 which are applicable for annual periods beginning on or after January 1, 2011 (with partial adoption permitted) are included under the specific revisions to standards discussed below.

(i)	IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.

(ii)	IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.

(iii)	IAS 24:

Amendment to IAS 24, Related Party Disclosures:

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.

(iv)	IAS 34:

Amendment to IAS 34, Interim Financial Reporting:

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.

In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to us:

(i)	IFRS 9 Financial instruments:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Applies to the classification and measurement of financial assets and liabilities. It is the first of three phases of a project to develop standards to replace IAS 39, Financial Instruments and was initiated in response to the crisis in financial markets.

(ii)	IFRS 10 Consolidated Financial Statements:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements.

(iii)	IFRS 13 Fair Value Measurement:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Provides new guidance on fair value measurement and disclosure requirements.

Outstanding Share Data

On October 11, 2011, the number of shares issued and outstanding was 60,850,467 while outstanding options granted under the stock option plan were 2,596,135.

Contractual Obligations

Except as described herein, there were no material changes in contractual obligations during the quarter, other than in the ordinary course of business.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our 2010 Annual Report.

Forward-Looking Information

This MD&A contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. This forward-looking information includes, but is not limited to, the timing of obtaining the results of our Phase 2 study, information regarding the regulatory approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the value of the decrease in our payroll expenses for fiscal 2011 and fiscal 2012, the maximization of the commercial value of EGRIFTA®, our ability to discover and develop new therapeutic GRF analogs and the profitability of our product sales.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions made in preparing the forward-looking information include, but are not limited to, the assumption that our Phase 2 study and the analysis of the results therefrom will be completed by the end of 2012, that tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in the territories referred to in this press release, that no additional clinical studies will be required to obtain these regulatory approvals, that EGRIFTA® will be accepted by the marketplace in these territories and will be on the list of reimbursed drugs by third-party payers in these territories, that our relationship with commercial partners and third-party suppliers will be conflict-free and that such third-party suppliers will have enough capacity to manufacture and supply EGRIFTA® to meet demand and on a timely basis, that we will have the capacity to discover and develop new therapeutic GRF analogs, that the prescription base in the United States for EGRIFTA® will continue to grow, that our estimates of cost savings related to payroll deductions are accurate, that our old inventory of stock will be depleted in 2012 and that we will be successful in validating additional suppliers. These risks and uncertainties include, but are not limited to, the risk that results from our Phase 2 study are not ready in 2012, that such results are negative, that tesamorelin is not approved in all or some of the territories referred to in this press release, that revenues and royalties generated from sales of EGRIFTA® are lower than anticipated, that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTA®, that the supply of EGRIFTA® to our commercial partners is delayed or suspended as a result of problems with our suppliers, that EGRIFTA® is withdrawn from the market as a result of defects or recalls, that our intellectual property is not adequately protected, that even if approved, EGRIFTA® is not accepted in the marketplace or is not on the list of reimbursed drugs by third-party payers, that we are unable to discover and develop new therapeutic GRF analogs, that the cost savings anticipated following our reorganization do not materialize, or that product sales are not profitable because we are unable to deplete our old inventory of stock and/or are unable to successfully validate additional suppliers.

We refer potential investors to the “Risks and Uncertainties” section of our Annual Information Form (AIF) dated February 22, 2011. The AIF is available at http://www.sedar.com/ and at http://www.sec.gov/ under our public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

This MD&A is dated October 12, 2011 and has been approved by the Audit Committee.